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                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 1-20562

                                Corel Corporation
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             (Exact name of registrant as specified in its charter)

                               1600 Carling Avenue
                       Ottawa, Ontario, Canada A6 K1Z 8R7
                                 (613) 728-8200
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, no par value per share
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            (Title of each class of securities covered by this form)

                                      None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)    |X|       Rule 12h-3(b)(1)(i)    |X|
             Rule 12g-4(a)(1)(ii)   |_|       Rule 12h-3(b)(1)(ii)   |_|
             Rule 12g-4(a)(2)(i)    |_|       Rule 12h-3(b)(2)(i)    |_|
             Rule 12g-4(a)(2)(ii)   |_|       Rule 12h-3(b)(2)(ii)   |_|
                                              Rule 15d-6             |_|

      Approximate number of holders of record as of the certification or notice date: One. The Registrant is a wholly owned subsidiary of Corel Holdings, L.P., a limited partnership existing under the laws of the Cayman Islands.

      Pursuant to the requirements of the Securities Exchange Act of 1934, Corel Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 28, 2003                 By: /s/ Joel Price
                                          --------------------------------------
                                      Name:  Joel Price
                                      Title: Vice President, Finance and Interim
                                             Chief Financial Officer